Exhibit 99.5

CONSENT OF LOW SEE LIEN

Optimal AI Limited (the “Company”) intends to file a Registration Statement on Form F-1 (together with any amendments or supplements thereto, the “Registration Statement”) registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement as a Director Nominee.

Dated: December 30, 2025

By:	/s/ Low See Lien
Low See Lien